Election of independent directors Date of events: 2013/06/25 Contents:

1.	Date of occurrence of the change: 2013/06/25

2.	Name and resume of the replaced director or supervisor: Zse-Hong Tsai; Professor of Electrical Engineering Department, National

Taiwan University Chung-Yu Wang; Chairman of Chinese International Economic Cooperation Association Rebecca Chung-Fern Wu; Professor of Accounting Department, National Taiwan University

3.	Name and resume of the replacement: Chung-Yu Wang; Chairman of Chinese International Economic Cooperation Association Zse-Hong Tsai; Professor of Electrical Engineering Department, National Taiwan University Rebecca Chung-Fern Wu; Professor of Accounting Department, National Taiwan University Tain-Jy Chen; Professor of Economics Department, National Taiwan University Yun-Tsai Chou; Associate Professor, Graduate Program in Social Informatics Department, Yuan Ze University

4.	Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ): New appointment

5.	Reason for the change: Tenure expired and all independent directors are re-elected

6.	Original term of office(from __________ to __________ ):2010/06/18~2013/06/17

7.	Effective date of the new appointment:2013/06/25

8.	Rate of turnover of directors of the same term: The whole Board is elected.

9.	Rate of turnover of independent directors of the same term: All independent directors are elected.

10.	Any other matters that need to be specified: The five newly elected independent directors have been appointed to the audit committee.